UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2020

FRANKLIN FINANCIAL NETWORK, INC.
(Exact name of registrant as specified in its charter)

Tennessee	001-36895	20-8839445
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

722 Columbia Avenue Franklin, Tennessee		37064
(Address of principal executive offices)		(Zip Code)

(615) 236-2265
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value per share	FSB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 8.01. Other Events.

As previously announced, on January 21, 2020, Franklin Financial Network, Inc., a Tennessee corporation (“Franklin”), FB Financial Corporation, a Tennessee corporation (“FB Financial”), and Paisley Acquisition Corporation, a Tennessee corporation and a direct, wholly-owned subsidiary of FB Financial (“Merger Sub”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Franklin, with Franklin continuing as the surviving corporation, and immediately thereafter Franklin will merge with and into FB Financial, with FB Financial continuing as the surviving corporation (the “merger”). Immediately following the merger, Franklin Synergy Bank, a Tennessee state-chartered bank and a wholly owned subsidiary of Franklin, will merge with and into FirstBank, a Tennessee state-chartered bank and a wholly owned subsidiary of FB Financial, with FirstBank continuing as the surviving bank. The proposed merger is described in the joint proxy statement/prospectus that was filed by FB Financial and in the proxy statement that was filed by Franklin, each with the Securities and Exchange Commission (the “SEC”) on May 4, 2020 in connection with the merger (collectively, the “joint proxy statement/prospectus”). On or about May 7, 2020, Franklin mailed the joint proxy statement/prospectus to Franklin’s  shareholders in connection with the special meeting of its shareholders scheduled to be held on June 15, 2020 at which its shareholders will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the merger. This Current Report on Form 8-K provides certain additional information regarding the merger.

On April 10, 2020, a purported Franklin shareholder sent a demand letter to Franklin (the “Demand Letter”), generally alleging that the joint proxy statement/prospectus omitted material information.  Franklin believes that the disclosure allegations contained in the Demand Letter are entirely without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that already contained in the joint proxy statement/prospectus. However, to avoid the risk that the Demand Letter may delay or otherwise adversely affect the consummation of the merger and to minimize the risk that a formal complaint may be filed against Franklin, Franklin has determined that it will voluntarily make certain supplemental disclosures in the joint proxy statement/prospectus related to the proposed merger set forth below (the “Supplemental Disclosures”). Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

The Supplemental Disclosures supplement and should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety, along with periodic reports and other information Franklin and FB Financial have filed with the SEC. To the extent that the information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information set forth herein shall supersede or supplement the information in the joint proxy statement/prospectus. All page references below are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined herein, have the meanings given to such terms in the joint proxy statement/prospectus.

SUPPLEMENTAL DISCLOSURES TO THE JOINT PROXY STATEMENT/PROSPECTUS

Opinion of Franklin’s Financial Advisor

1.
The disclosure under the heading “The Merger—Opinion of Franklin’s Financial Advisor — Franklin Analyses — Selected Public Company Trading Analysis” is hereby amended by deleting everything (including the tables) under this heading before the paragraph that begins with “Based on the multiples it derived for the Franklin selected companies…” in page 80 of the joint proxy statement/prospectus, and replacing them with the paragraphs and the tables below:

Evercore reviewed and compared certain financial information of Franklin to corresponding financial multiples and ratios for selected bank holding companies publicly traded on NASDAQ, the New York Stock Exchange or NYSE MKT that were headquartered in the southeast United States with assets between $2.5 billion and $10 billion and selected national bank holding companies publicly traded on NASDAQ, the New York Stock Exchange or NYSE MKT that were deemed by Evercore to be similar to Franklin in one or more respects, including, without limitation, business model and business mix (for purposes of this section, the “Franklin selected companies”). Targets of announced merger transactions were excluded from the Franklin selected companies.

For each of the Franklin selected companies, Evercore calculated the closing price per share of the company’s common stock as of January 17, 2020 as a multiple of such company’s estimated earnings per share, or “EPS,” for calendar years 2019 and 2020, referred to below as 2019E EPS and 2020E EPS, respectively, and as a multiple of such company’s tangible book value per share as of September 30, 2019 (or December 31, 2019, to the extent publicly available at such time, in the case of Bank OZK and Eagle Bancorp, Inc.), referred to below as “TBVPS.”  For each of the Franklin selected companies, Evercore also calculated the calendar year 2020 estimated return on average tangible common equity, or “ROATCE.”  Estimated financial data of the Franklin selected companies were based on publicly available research analysts’ estimates.

The Franklin selected companies and the results of this analysis were as follows:
	Financial Metric
	Price to 2019 EPS	Price to 2020 EPS	Price to TBVPS	ROATCE
Selected Regional Banks - Southeast
Carter Bank & Trust	18.9x	16.2x	1.33x	7.8%
Capital City Bank Group, Inc.	16.4x	15.9x	2.06x	12.2%
City Holding Company	15.2x	15.8x	2.53x	15.2%
FB Financial*	13.8x	13.7x	2.12x	14.5%
First Bancorp	12.1x	12.6x	1.95x	14.5%
HomeTrust Bancshares, Inc.	18.2x	17.1x	1.23x	7.3%
Seacoast Banking Corporation of Florida	15.6x	15.1x	2.11x	12.9%
ServisFirst Bancshares, Inc.	13.8x	13.7x	2.49x	16.4%
Southern National Bancorp of Virginia, Inc.	10.8x	12.3x	1.46x	11.2%
The First Bancshares, Inc.*	12.2x	11.0x	1.76x	15.6%

Selected National Banks
Bank OZK	8.9x	9.9x	1.09x**	10.8%
ConnectOne Bancorp, Inc.*	12.1x	11.6x	1.69x	13.1%
Customers Bancorp, Inc.	11.2x	7.8x	0.90x	10.6%
Eagle Bancorp, Inc.	11.0x	10.7x	1.41x**	12.7%
First Internet Bancorp	10.3x	9.2x	0.81x	8.5%
Flushing Financial Corporation*	13.2x	12.2x	1.15x	8.9%
Great Southern Bancorp, Inc.	12.1x	13.3x	1.51x	11.0%
Live Oak Bancshares, Inc.	51.2x	29.7x	1.43x	4.7%
Luther Burbank Corporation	12.9x	11.7x	1.07x	8.7%
Merchants Bancorp	9.4x	10.0x	1.38x	12.6%
*   TBVPS pro forma for announced acquisition
** As of December 31, 2019
Financial Metric - Selected Regional Banks	25th Percentile	Mean	Median	75th Percentile
Price to 2019E EPS	12.6x	14.7x	14.5x	16.2x
Price to 2020E EPS	12.9x	14.3x	14.4x	15.9x
Price to TBVPS	1.54x	1.90x	2.01x	2.12x
ROATCE	11.4%	12.8%	13.7%	15.0%
Financial Metric - Selected National Banks	25th Percentile	Mean	Median	75th Percentile
Price to 2019E EPS	10.4x	15.2x	11.6x	12.7x
Price to 2020E EPS	9.9x	12.6x	11.1x	12.0x
Price to TBVPS	1.08x	1.24x	1.27x	1.42x
ROATCE	8.7%	10.2%	10.7%	12.2%

2.
The disclosure under the heading “The Merger—Opinion of Franklin’s Financial Advisor — Franklin Analyses — Selected Public Company Regression Analysis” is hereby amended by deleting the first paragraph under this heading and replacing it with the paragraph below:

Evercore performed a regression analysis using the price to TBVPS multiples for the Franklin selected companies compared to the calendar year 2020 estimated ROATCE, in each case calculated by Evercore as described above under “-Franklin Analyses-Selected Public Company Trading Analysis,” to derive a regression line reflecting a range of price to TBVPS multiples at a range of calendar year 2020 estimated ROATCE for the Franklin selected companies. As noted above, the 2020 estimated ROATCE for those Franklin selected companies ranged from 7.3% to 16.4%, with a median of 13.7%, for the selected regional banks, and ranged from 4.7% to 13.1%, with a median of 10.7%, for the selected national banks, as compared to the 2020 estimated ROATCE for Franklin of 10.5%, based on the Franklin Financial Forecasts.

3.
The disclosure under the heading “The Merger—Opinion of Franklin’s Financial Advisor — Franklin Analyses — Selected Transaction Analysis” is hereby amended by deleting everything (including the tables) under this heading before the paragraph that begins with “Based on the multiples it derived from the selected transactions…” in page 82 of the joint proxy statement/prospectus, and replacing them with the paragraphs and the tables below:

Evercore reviewed, to the extent publicly available, financial information related to 17 selected transactions involving publicly-traded target bank holding companies announced since January 1, 2019 with a transaction value of $250 million or greater (the “selected transactions”).

For each selected transaction, Evercore calculated the announced transaction value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction) as a multiple of last twelve-month EPS, next twelve-month EPS, and tangible book value, referred to below to as “LTM EPS,” “NTM EPS” and “TBV,” respectively, for the target company at the time of the announcement of the applicable transaction. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  For each selected transaction, Evercore also calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day prior to the announcement of each transaction, and the amount by which the per share consideration paid or proposed to be paid in each transaction exceeded the 30-day average and 90-day average closing stock price of the target company prior to the announcement of each transaction.

The selected transactions reviewed by Evercore, including the date on which each was announced, and the results of this analysis were as follows:

			Financial Metric – Equity Value to			Premiums Paid
Date Announced	Acquiror	Target	LTM EPS	NTM EPS	TBV	1 Day Prior	30-Day Average	90-Day Average
12/9/2019	Independent Bank Group, Inc.	Texas Capital Bancshares, Inc.	9.9x	10.8x	1.19x	5.6%	4.9%	8.7%
11/18/2019	United Bancshares, Inc.	Carolina Financial Corporation	16.3x	15.3x	2.07x	15.7%	5.8%	21.5%
11/4/2019	First Horizon National Corporation	IberiaBank Corporation	9.7x	10.9x	1.42x	0.0%	0.1%	0.6%
10/29/2019	Northwest Bancshares, Inc.	MutualFirst Financial, Inc.	16.0x	16.1x	1.78x	25.7%	4.6%	32.3%
9/24/2019	Sandy Spring Bancorp, Inc.	Revere Bank	14.8x	13.0x	1.73x	27.9%	6.1%	9.0%
9/9/2019	First Defiance Financial Corp.	United Community Financial Corp.	12.5x	11.1x	1.60x	1.8%	(10.9)%	(8.1)%
8/13/2019	CIT Group Inc.	Mutual of Omaha Bank	10.9x	NA	1.25x	NA	NA	NA
7/31/2019	Simmons First National Corporation	The Landrum Company	14.3x	NA	1.81x	NA	NA	NA
7/23/2019	WesBanco, Inc.	Old Line Bancshares, Inc.	14.0x	13.0x	1.77x	12.7%	3.2%	6.1%

7/15/2019	People’s United Financial, Inc.	United Financial Bancorp, Inc.	13.2x	14.1x	1.25x	4.5%	8.8%	10.0%
6/26/2019	OFG Bancorp	Scotiabank de Puerto Rico	4.9x	NA	1.15x	NA	NA	NA
6/26/2019	Valley National Bancorp	Oritani Financial Corp.	13.7x	15.3x	1.38x	0.5%	(8.8)%	(6.5)%
6/17/2019	Prosperity Bancshares, Inc.	Legacy Texas Financial Group, Inc.	12.7x	12.8x	2.16x	9.3%	(0.1)%	1.2%
5/6/2019	Banco Bradesco S.A.	BAC Florida Bank	16.8x	NA	2.46x	NA	NA	NA
3/15/2019	Mechanics Bank	Rabobank, N.A.	14.5x	NA	1.57x	NA	NA	NA
2/7/2019	BB&T Corporation	SunTrust Banks, Inc.	11.0x	10.6x	1.79x	7.0%	(2.7)%	(0.9)%
1/28/2019	TCF Financial Corporation	Chemical Financial Corporation	10.8x	11.2x	1.62x	0.0%	3.1%	2.1%
“NA” means not available

Financial Metric	25th Percentile	Mean	Median	75th Percentile
Equity Value to LTM EPS	10.8x	12.7x	13.2x	14.6x
Equity Value to NTM EPS	11.0x	12.9x	12.9x	15.0x
Equity Value to TBV	1.25x	1.61x	1.61x	1.79x
	1 Day Prior	30-Day Average		90-Day Average
25th Percentile	0.8%	(2.0)%		(0.5)%
Median	6.3%	3.2%		4.1%
Mean	9.2%	1.2%		6.3%
75th Percentile	15.0%	5.6%		9.7%

4.
The disclosure under the heading “The Merger—Opinion of Franklin’s Financial Advisor — Franklin Analyses — Selected Transactions – Premiums Paid Analysis” is hereby amended by (a) deleting the section heading, the first paragraph under this heading and the premiums paid analysis table after the first paragraph, as this information has been consolidated and moved under the heading “The Merger—Opinion of Franklin’s Financial Advisor — Franklin Analyses — Selected Transaction Analysis” per Section 3 above, and (b) revising the first sentence of the second paragraph under this heading as follows:

Based on the premiums paid it derived from the selected transactions and based on its professional judgment and experience, Evercore applied a premium range of 0.0% to 15.0% to the closing price per share of Franklin common stock of $34.46 as of January 17, 2020.

5.
The disclosure under the heading “The Merger—Opinion of Franklin’s Financial Advisor — FB Financial Analyses — Selected Public Company Trading Analysis” is hereby amended by deleting everything (including the tables) under this heading before the paragraph that begins with “Based on the multiples it derived for the FB Financial selected companies…” in page 84 of the joint proxy statement/prospectus, and replacing them with the paragraphs and the tables below:

Evercore reviewed and compared certain financial information of FB Financial to corresponding financial multiples and ratios for selected bank holding companies publicly traded on NASDAQ, the New York Stock Exchange or NYSE MKT that were headquartered in the southeast United States with assets between $2.5 billion and $10 billion (for purposes of this section, the “FB Financial selected companies”). Targets of announced merger transactions were excluded from the FB Financial selected companies.

For each of the FB Financial selected companies, Evercore calculated the closing price per share of the company’s common stock as of January 17, 2020 as a multiple of such company’s estimated earnings per share, or “EPS,” for calendar years 2019 and 2020, referred to below as 2019E EPS and 2020E EPS, respectively, and as a multiple of such company’s tangible book value per share, or “TBVPS,” as of September 30, 2019, referred to below as “TBVPS - 9/30/2019.”   For each of the FB Financial selected companies, Evercore also calculated the calendar year 2020 estimated ROATCE.  Estimated financial data of the FB Financial selected companies were based on publicly available research analysts’ estimates.

The FB Financial selected companies and the results of this analysis were as follows:

	Financial Metric
	Price to 2019 EPS	Price to 2020 EPS	Price to TBVPS - 9/30/2019	ROATCE
Carter Bank & Trust	18.9x	16.2x	1.33x	7.8%
Capital City Bank Group, Inc.	16.4x	15.9x	2.06x	12.2%
City Holding Company	15.2x	15.8x	2.53x	15.2%
First Bancorp	12.1x	12.6x	1.95x	14.5%
Franklin	17.7x	12.3x	1.30x	10.4%
HomeTrust Bancshares, Inc.	18.2x	17.1x	1.23x	7.3%
Seacoast Banking Corporation of Florida	15.6x	15.1x	2.11x	12.9%
ServisFirst Bancshares, Inc.	13.8x	13.7x	2.49x	16.4%
Southern National Bancorp of Virginia, Inc.	10.8x	12.3x	1.46x	11.2%
The First Bancshares, Inc.*	12.2x	11.0x	1.76x	15.6%
*   TBVPS pro forma for announced acquisition
Financial Metric - Regional Banks	25th Percentile	Mean	Median	75th Percentile
Price to 2019E EPS	12.6x	15.1x	15.4x	17.4x
Price to 2020E EPS	12.4x	14.2x	14.4x	15.9x
Price to TBVPS - 9/30/2019	1.37x	1.82x	1.86x	2.10x
ROATCE	10.6%	12.4%	12.5%	15.0%

6.
The disclosure under the heading “The Merger—Opinion of Franklin’s Financial Advisor — FB Financial Analyses — Selected Public Company Regression Analysis” is hereby amended by deleting the first paragraph under this heading and replacing it with the paragraph below:

Evercore performed a regression analysis using the price to TBVPS multiples for the FB Financial selected companies compared to the calendar year 2020 estimated ROATCE, in each case calculated as described above under “-FB Financial Analyses - Selected Public Company Trading Analysis,” to derive a regression line reflecting a range of price to TBVPS multiples at a range of calendar year 2020 estimated ROATCE for the FB Financial selected companies.  As noted above, the 2020 estimated ROATCE for those FB Financial selected companies ranged from 7.3% to 16.4%, with a median of 12.5%, as compared to the 2020 estimated ROATCE for FB Financial of 14.5%, based on the FB Financial Forecasts.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger, FB Financial filed with the SEC a Registration Statement on Form S-4 (File No. 333-237416) on March 27, 2020, which was amended on April 29, 2020 and declared effective by the SEC on May 1, 2020 (the “S-4 Registration Statement”). The S-4 Registration Statement includes the joint proxy statement/prospectus, which has been mailed to Franklin’s and FB Financial’s shareholders. Investors and shareholders are encouraged to read the joint proxy statement/prospectus that was included in the S-4 Registration Statement, as well as any other relevant documents filed by Franklin and FB Financial with the SEC in connection with the proposed merger because it contains important information about the proposed merger, Franklin, FB Financial, the persons soliciting proxies in the merger and their interests in the merger and related matters.  The S-4 Registration Statement and other documents filed with the SEC may be obtained for free on the SEC’s website (www.sec.gov).  The joint proxy statement/prospectus is also available for free by contacting Franklin’s Investor Relations at (615) 236-8327 or investors@franklinsynergy.com, or by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com.

PARTICIPANTS IN THE SOLICITATION

Franklin, FB Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Franklin’s and FB Financial’s shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of Franklin may be found in Franklin’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC by Franklin on March 16, 2020, and other documents subsequently filed by Franklin with the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2020 annual meeting of shareholders, filed with the SEC by FB Financial on March 17, 2020, and other documents subsequently filed by FB Financial with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus. Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with FB Financial (which we refer to as the “FB Financial merger”), and Franklin’s and FB Financial’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond Franklin’s or FB Financial’s control. The inclusion of these forward-looking statements should not be regarded as a representation by Franklin, FB Financial or any other person that such expectations, estimates, and projections will be achieved. Accordingly, Franklin and FB Financial caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the proposed FB Financial merger may not be realized or may take longer than anticipated to be realized, (2) disruption from the proposed FB Financial merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with FB Financial, (4) the failure to obtain necessary regulatory approvals for the FB Financial merger, (5) the failure to obtain the approval of Franklin’s and FB Financial’s shareholders in connection with the FB Financial merger, (6) the possibility that the costs, fees, expenses, and charges related to the FB Financial merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the FB Financial merger to be satisfied, (8) the risks related to the integration of the combined businesses (as well as FB Financial’s pending acquisition of FNB Financial Corp. and any future acquisitions), including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the FB Financial merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the negative impact on income to Franklin and FB Financial and the United States economy resulting from the coronavirus (COVID-19) pandemic, (14) reputational risk and the reaction of the parties’ customers to the FB Financial merger, (15) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (16) the risk of potential litigation or regulatory action related to the FB Financial merger, and (17) general competitive, economic, political, and market conditions. Further information regarding Franklin, FB Financial and factors which could affect the forward-looking statements contained herein can be found in Franklin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its other filings with the SEC, and in FB Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its other filings with the SEC.

Many of these factors are beyond Franklin’s and FB Financial’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this report, and neither Franklin nor FB Financial undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for Franklin or FB Financial to predict their occurrence or how they will affect Franklin or FB Financial.

Franklin and FB Financial qualifies all of their forward-looking statements by these cautionary statements.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN FINANCIAL NETWORK, INC.

By:	/s/ Christopher J. Black
Christopher J. Black
Executive Vice President and Chief Financial Officer

Date: June 9, 2020